

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 12, 2018

Via E-mail
Alisha K. Charlton
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA 92614

> **Re:** **Pro-Dex, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed September 14, 2017**
> **File No. 000-14942**

Dear Ms. Charlton:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Kevin J. Kuhar

                             Kevin J. Kuhar
                             Accounting Branch Chief
                             Office of Electronics and Machinery